Exhibit 12.1

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2004	2003
Fixed Charges Computation:
Preferred stock dividend	$—	$—	$772	$297
Interest expense, including amortization of debt issuance costs, on convertible debt	528	—	1,055	—

Total fixed charges and preferred dividends	528	—	1,827	297
Earnings Computation:
Profit (loss) before equity in income of investee	11,436	6,584	15,893	(1,444)
Add:
Fixed charges	528	—	1,827	297
Earnings as adjusted	$11,964	$6,584	$17,720	$(1,147)

Ratio of earning to fixed charges (a)	22.7x	N/A	16.8x	N/A
Ratio of earning to fixed charges and preferred dividends (a)	22.7x	N/A	9.7x	N/A

(a)
For the six months ended June 30, 2003 earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $1.4 million.